israeli MATERIAL SCIENCE company gauzy, ltd.

LEADS $2 million INVESTMENT IN

RESEARCH FRONTIERS AND ITS SPD-Smart LIGHT CONTROL technology

Tel Aviv, Israel and Woodbury, New York. September 7, 2018 – Research Frontiers Inc. (Nasdaq: REFR) and Israel-based material science company Gauzy Ltd. announced today that Gauzy has lead a group that has invested $2 million in SPD-SmartGlass technology company Research Frontiers. The investors purchased 2,173,916 shares of common stock of Research Frontiers at a price of $0.92 per share (the market price for Research Frontiers common stock at the time the transaction was entered into) and also received warrants expiring September 30, 2023 to purchase 1,086,957 shares of Research Frontiers common stock at an exercise price of $1.10, $1.20 or $1.38 per share depending upon the exercise date.

The shares purchased by Gauzy are subject to at least a one-year lock-up period with incentives including certain standstill and other exclusive rights, with the further possibility of up to a five year lock-up period. The shares issued to the other investors in the group are not subject to a similar lock-up and will be covered by the company’s existing registration statement on Form S-3.

Gauzy also has the ability to purchase up to $1 million worth of additional common stock from Research Frontiers at market prices at the time of purchase (at a minimum price of $0.92 per share and a maximum of 150% of that price), and will also receive one warrant for every two shares purchased.

Gauzy Ltd. is a licensee of Research Frontiers, the inventor of patented SPD-SmartGlass technology. They are licensed to develop and manufacture SPD-Smart light control emulsion and film, as well as making SPD-Smart end products.

Eyal Peso, Founder and CEO of Gauzy, noted: “Our business has been rapidly growing, and SPD-SmartGlass film technology and our relationship with Research Frontiers is an important part of our expansion strategy. We have been working with Research Frontiers closely and see great opportunities and synergies between our companies. This investment will help increase and accelerate our collaboration together, and allow us to bring the best-performing and most innovative technologies to our customers worldwide.”

Joseph M. Harary, President of Research Frontiers noted: “This is a substantial investment for Gauzy, and is in addition to their already substantial internal investment in people and equipment relating to SPD-Smart light control technology. It is also the first time in our company’s history that we have accepted an investment by one of our licensees. As a material science company, Gauzy is particularly strong and focused in the architectural smart glass industry, and the automotive industry with many companies, and even has established a facility in Stuttgart Germany to better service these customers. Research Frontiers’ SPD technology is particularly strong in transportation industry applications, such as smart windows and sunroofs for cars, trains, aircraft and boats. Gauzy employs over 65 people and over the past twenty one months, we have worked closely with the talented and highly professional team at Gauzy, and welcome the energy, experience, creative innovation and results-based culture that they bring to benefit the entire SPD-SmartGlass industry and its customers.”

The smart window market is an established market with broad coverage worldwide. Research Frontiers has licensed over 40 chemical, film, and glass companies which are selling products for the automotive, aircraft, marine, train, museum, and consumer electronics industries. Gauzy’s established and growing network of over 55 glass fabricators worldwide brings additional synergies, infrastructure, and growth opportunities to the smart glass industry.

Research Frontiers patented SPD-SmartGlass technology is the same best-selling smart window technology that can be found on various car models from Daimler. The MAGIC SKY CONTROL feature, which is now in use on tens of thousands of Mercedes-Benz SLs, SLC/SLKs, Maybach and S-Class models around the world, uses patented SPD-SmartGlass technology developed by Research Frontiers to turn the roof transparent by electrically aligning tiny particles in a thin film within the glass. With the touch of a button, drivers and passengers can instantly change the tint of their roof to help keep out harsh sunlight and heat, and create an open-air feeling even when the sunroof is closed. Glass or plastic using Research Frontiers’ patented SPD-SmartGlass technology effectively blocks UV and infrared rays in both clear and darkly tinted modes, helping keep the cabin cooler, and protecting passengers and interiors while also enhancing security inside the vehicle. These benefits become even more important when a car uses large surface areas of glass, especially in warm climates.

Some of the other benefits of SPD-SmartGlass include significant heat reduction inside the vehicle (by up to 18ºF/10ºC), UV protection, glare control, reduced noise and reduced fuel consumption. Independent calculations also show that use of SPD-SmartGlass can reduce CO2 emissions by four grams per kilometer, and increase the driving range of electric vehicles by approximately 5.5 percent.

Shortly after its introduction into serial production in the automotive industry, SPD-SmartGlass has become standard equipment on many different aircraft, and is also used in residential and commercial architectural applications, in trains, yachts and other marine vehicles, in display applications, and to protect light-sensitive artwork and documents in major museums around the world.

Along with a best of breed R&D team, Gauzy also has an on-site production line with custom machinery for high quality products with on time delivery. Gauzy’s technology is featured in notable projects worldwide, including automotive collaborations with leading OEMs and Tier 1 suppliers, hotels, corporate offices, luxury residences, retail chains and consumer electronics.

About Gauzy Ltd.

Gauzy is a world leader and vendor of material science, focused on the research, development, manufacturing, and marketing of technologies which are embedded into and onto raw materials. Amongst Gauzy’s core areas of expertise are Liquid Crystals and SPD, which is used to produce LCG® (Light Controlled Glass). The company is headquartered in Tel Aviv Israel, with additional offices in Stuttgart, Germany, Guangzhou China and Los Angeles, California. Learn more at www.gauzy.com

About Research Frontiers Inc.

Research Frontiers (Nasdaq: REFR) is a publicly traded technology company and the developer of patented SPD-Smart light-control film technology which allows users to instantly, precisely and uniformly control the shading of glass or plastic products, either manually or automatically. Research Frontiers has licensed its smart glass technology to over 40 companies that include well known chemical, material science and glass companies. Products using Research Frontiers’ smart glass technology are being used in tens of thousands of cars, aircraft, yachts, trains, homes, offices, museums and other buildings. For more information, please visit our website at www.SmartGlass.com, and on Facebook, Twitter, LinkedIn and YouTube.

Note: From time to time Research Frontiers may issue forward-looking statements which involve risks and uncertainties. This press release contains forward-looking statements. Actual results could differ and are not guaranteed. Any forward-looking statements should be considered accordingly. “SPD-Smart” and “SPD-SmartGlass” are trademarks of Research Frontiers Inc.

For further information, please contact:

Eyal Peso

Founder and CEO

Gauzy Ltd.

+972-72-2500385

info@gauzy.com

Brittany Kleiman Swisa

Media & Marketing Contact

Gauzy Ltd.

+972-72-2500385

brittany@gauzy.com

Joseph M. Harary

President and CEO

Research Frontiers Inc.

+1-516-364-1902

Info@SmartGlass.com